UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Peabody Energy Corporation
(Name of Issuer)
Common Stock, par value $0.01
Series A Convertible Preferred Stock, par value $0.01
(Title of Class of Securities)
Common Stock: 704551 308 and 704551 100
Series A Convertible Preferred Stock: 704551 209 and 704551 407
(CUSIP Number)
April 30, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON Contrarian Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,534,678 Common Shares 2,587,576 Preferred Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,534,678 Common Shares 2,587,576 Preferred Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,534,678 Common Shares 2,587,576 Preferred Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 9.3% of total Common Shares 13.5% of total Preferred Shares
12	TYPE OF REPORTING PERSON IA
____________________________
*
All percentages of Common Shares or Preferred Shares (each, as defined below in Item 2(d)) outstanding contained herein are based on (a) 102,631,249 Common Shares, giving effect to the conversion, on a 1.96281385:1 basis, of Preferred Shares held by the Reporting Person, or (b) 19,201,637 Preferred Shares outstanding, based on information available to the Reporting Person.

ITEM 1.
(a)	Name of Issuer: Peabody Energy Corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices: 701 Market Street, St. Louis, Missouri 63101.

ITEM 2.
(a)	Name of Person Filing: Contrarian Capital Management, L.L.C.

(b)	Address of Principal Business Office, or if None, Residence: 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830

(c)	Citizenship: Contrarian Capital Management, L.L.C. was formed in Delaware

(d)	Title of Class of Securities:	Common Stock, par value $0.01 per share (“Common Shares”) Series A Convertible Preferred Stock, par value $0.01 (“Preferred Shares”)

(e)	CUSIP Number:	Common Stock: 704551 308 and 704551 100 Series A Convertible Preferred Stock: 704551 209 and 704551 407
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

9,534,678 Common Shares (which includes (i) 4,455,748 Common Shares held by the Reporting Person and (ii) an incremental 5,078,930 Common Shares, giving effect to conversion of the Preferred Shares held by the Reporting Person)

2,587,576 Perferred Shares

(b)	Percent of class: 9.3% of total Common Shares / 13.5% of total Preferred Shares
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	9,534,678 Common Shares 2,587,576 Preferred Shares
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	9,534,678 Common Shares 2,587,576 Preferred Shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
N/A.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
The Company securities disclosed herein are held by funds and accounts advised by the Reporting Person, and each such fund or account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company securities held by them; no such fund or account holds in excess of 5% of the Common Shares or Preferred Shares.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
N/A.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
N/A.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
N/A.
ITEM 10. CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 10, 2017
(Date)
/s/ Jon R. Bauer
(Signature)
Jon R. Bauer, Managing Member
(Name/Title)
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.